SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers´ ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registrar 1431 - 1

EXTRACT OF THE MINUTES OF THE 112TH BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: March 24, 2006 9 am. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi Executive Secretary. 4. DELIBERATIONS:

I. Approved, by unanimous vote, the Management Report, Balance Sheet and other Financial Statements regarding the fiscal year 2005 and consequent submittion to the Annual Shareholders Meeting´s analysis;

II. Approved, by unanumous vote, the Executive Board´s proposal for the allocation of 2005 net income including Interest on Own Capital, in lieu of dividends, and Result or Profit Sharing Program, and consequent submittion to the Annual Shareholders Meeting´s analysis;

III. Approved, by unanimous vote, the positive calculation base generation estimate in an amount sufficient to accomplish tax benefits;

IV. Approved, by unanimous vote, the Executive Board´s proposal for a capital increase upon the incorporation of retained income reserves and consequent submittion to the Annual Shareholders´ Meeting´s analysis;

V. Approved, by unanimous vote, the Executive Board´s indication for Mr. Paulo Roberto Trompczynski to take the position of Copel Participações S.A.´s Associate Office, replacing Mr. Luiz Antonio Rossafa;

VI. Sanctionated, by unanimous vote, the Executive Board´s indication for Mr. Mário César do Nascimento to take the position as Centrais Eólicas do Paraná´s Manager;

VII. Approved, by unanimous vote, the cancelation of Copel´s 1 serie of the 2nd debentures issuance;

VIII. Approved, by unanimous vote, regularization form and financial transfer mechanisms accomplished between the wholly-owned subsidiaries and the parent company; and

IX. Approved, by unanimous vote, the summoning for the Annual Shareholders Meeting.

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Executive Secretary; SÉRGIO BOTTO DE LACERDA; ACIR PEPES MEZZADRI; LAURITA COSTA ROSA; ROGÉRIO DE PAULA QUADROS.

The text of the Minutes of the 112th Copel´s Board of Directors Meeting was drawn up in the Company´s Book #6, registered with the Board Trade of the Paraná State under # 05/095391-5, on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.